SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                 RAZORFISH, INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock, par value $.01 per share; and
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                 John J. Roberts
                             Chief Financial Officer
                                 Razorfish, Inc.
                                 11 Beach Street
                            New York, New York 10013
                                 (212) 966-5960

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              John R. Hempill, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          New York, New York 10104-0050
                                 (212) 468-8000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

This Schedule 14D-9/A amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on December 6, 2002 (as previously amended on December 20, 2002 and January 7, 2003, the "Schedule 14D-9"), relating to the offer by SBI Purchase Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation ("Parent"), to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation, at a purchase price of $1.70 per share, in cash (the "Offer"). The terms and conditions of the offer are described in the Offer to Purchase (as amended) previously filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 14D-9 or the Offer to Purchase. The Schedule 14D-9 is hereby amended as follows:

Item 4:  The Solicitation or Recommendation

(c) Intent to Tender.

Item 4(c) is hereby amended and supplemented by adding a new paragraph immediately after the first paragraph as follows:

     As previously disclosed in the Schedule 14D-9, Razorfish has been informed that each executive officer and director of Razorfish intends, subject to compliance with applicable laws and Section 16(b) of the Exchange Act, to tender all of the Shares held of record or beneficially owned by them pursuant to the Offer. In order to facilitate this, Razorfish's board of directors has agreed to waive the blackout period under Razorfish's amended and restated internal trading policy so that Razorfish's executive officers and directors may exercise their options for Class A common stock in order to tender the shares in the Offer. The executive officers and directors have 48,091 vested options, in the aggregate, that may be exercised and tendered in the Offer.

Item 9:  Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

Exhibit No.       Description

(e)(8) Amendment No. 2 to Acquisition Agreement and Agreement and Plan of Merger, dated as of January 14, 2003, by and among the Company, SBI and the Purchaser (filed as Exhibit (d)(5) of Amendment No. 3 to the Schedule TO and incorporated herein by reference).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         RAZORFISH, INC.

                                         /s/ John Roberts
                                         -----------------------------
                                         Name: John Roberts
                                         Title: Chief Financial Officer

     Date: January 15, 2003